Exhibit 99.1

PRESS RELEASE

INTESA SANPAOLO:   STAKE IN UNICREDIT

Torino, Milano, 17th May 2007 – Intesa Sanpaolo communicates that today it has notified Consob, by filing the relevant forms 120 A, of having exceeded on 10th May 2007, the threshold of 2% in UniCredit’s ordinary share capital up to 2.07% and on 11th May 2007, the threshold of 2% in the voting rights up to 2.40% holding a stake in the ordinary share capital which rose to 2.51%, due to transactions, carried out under its usual trading activities, having short-term horizon and hedged by derivatives.

Investor Relations (Andrea Tamagnini)	Media Relations (Costanza Esclapon)
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